UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NIO Signed Further Collaboration Framework Agreement with Hefei and Increased its Shareholding in NIO China

On February 4, 2021, NIO Inc. (“NIO” or the “Company”), through its controlling subsidiary, NIO Holding Co., Ltd. (“NIO China,” previously known as NIO (Anhui) Holding Co., Ltd.), entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, where NIO China’s headquarters is located. Under the framework agreement, among other things, Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei. The framework agreement is preliminary in nature, and its implementation will be subject to legally binding definitive transaction documents to be discussed and entered into further.

Meanwhile, through its wholly owned subsidiary, NIO entered into a definitive agreement to (i) purchase from two of the minority strategic investors that invested in NIO China in April 2020 (together with the remaining strategic investors, the “NIO China Strategic Investors”) an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion (the “Equity Interest Purchases”) and (ii) subscribe for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion (the “Capital Subscription”). Upon the completion of the Equity Interest Purchases and the Capital Subscription, the Company will hold an aggregate of 90.360% controlling equity interests in NIO China.

In connection with the Equity Interest Purchases and the Capital Subscription, the NIO China Strategic Investors have duly waived their applicable minority shareholder rights including pre-emptive rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	/s/ Wei Feng
Name	Wei Feng
Title	Chief Financial Officer

Date: February 4, 2021